MONEX SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES	
Commission income	$ 4,625,957
Other income	355,111
TOTAL REVENUES	4,981,068
EXPENSES	
Compensation paid to foreign finders	495,240
Employee compensation and benefits	2,992,069
Clearing, execution and commission fees	67,652
Service fees to shareholder	14,247
Rent and equipment	226,543
Communications	135,189
Regulatory fees	68,503
Professional fees	466,075
Administrative and other expenses	250,223
TOTAL EXPENSES	4,715,741
INCOME BEFORE INCOME TAXES	265,327
PROVISION FOR INCOME TAXES	114,576
NET INCOME	$ 150,751

The accompanying notes are an integral part of these financial statements.